UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                   Commission File Number: 1-1414
                                                           --------------------

                                  PACIFIC BELL
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             (Exact name of registrant as specified in its charter)
 140 New Montgomery Street, San Francisco, California 94105-3705
                          - Telephone: (415) 542-9000
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     (Address,including zip code, and telephone number, including area code, of registrant's principal executive offices)


1.   4.625%Debentures Due May 1, 2000        ("Year 2000 Debentures")
2.   8.700%Notes Due June 15, 2001           ("Year 2001 Notes")
3.   7.000%Notes Due July 15, 2004           ("Year 2004 Notes")
4.   5.875%Debentures Due February 15, 2006  ("5.875% Debentures Due 2006")
5.   6.875%Debentures Due August 15, 2006    ("6.875% Debentures Due 2006")
6.   6.125%Notes Due February 15, 2008       ("Year 2008 Notes")
7.   6.625%Notes Due November 1, 2009        ("Year 2009 Notes")
8.   7.375%Debentures Due June 15, 2025      ("Year 2025 Debentures")
9.   7.250%Debentures Due November 1, 2027   ("Year 2027 Debentures")
10.  8.500%Debentures Due August 15, 2031    ("Year 2031 Debentures")
11.  7.750%Debentures Due September 15, 2032 ("Year 2032 Debentures")
12.  7.375%Debentures Due July 15, 2043      ("Year 2043 Debentures")

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            (Title of each class of securities covered by this Form)
                                      None
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [_]                Rule 12h-3(b)(1)(i)      [X]
Rule 12g-4(a)(1)(ii)   [_]                Rule 12h-3(b)(1)(ii)     [_]
Rule 12g-4(a)(2)(i)    [_]                Rule 12h-3(b)(2)(i)      [_]
Rule 12g-4(a)(2)(ii)   [_]                Rule 12h-3(b)(2)(ii)     [_]
                                          Rule 15d-6               [_]

      Approximate number of holders of record as of the certification or notice date:

1.   Year 2000 Debentures:                      113
2.   Year 2001 Notes:                            91
3.   Year 2004 Notes:                           233
4.   5.875% Debentures Due 2006:                105
5.   6.875% Debentures Due 2006:                 88
6.   Year 2008 Notes:                           101
7.   Year 2009 Notes:                            87
8.   Year 2025 Debentures:                      263
9.   Year 2027 Debentures:                       16
10.  Year 2031 Debentures:                       66
11.  Year 2032 Debentures:                      241
12.  Year 2043 Debentures:                       69

      Pursuant to the requirements of the Securities Exchange Act of 1934 Pacific Bell has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  November 15, 1999                 By:   /s/ Wayne A. Wirtz
                                             ----------------------------------
                                              Wayne A. Wirtz
                                              Counsel